

March 12, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Mr. Pat Maloney
K&L Gates, LLP
70 W. Madison Street, Suite 3100
Chicago, IL 60602

Re: **Tier Technologies, Inc.**
        Definitive Additional Soliciting Materials filed on February 18, 2009 by
        Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and
        Michael R. Murphy
        File No. 1-33475
        Response Letter dated March 6, 2009

Dear Mr. Maloney:

        We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 1</u>

1.   We have reviewed your response to prior comment 1 of our letter dated February 24, 2009. Notwithstanding your response, further clarification may be needed to contextualize the data presented, particularly given the time period upon which your comparisons are based.   In this regard, we note that many of the comparable companies you include in your peer group are engaged currently in the electronic processing payments business. Tier, however, was not engaged in this line of business at the time of

its initial public offering in 1997 and only became engaged in this line of business upon acquisition of the Official Payment Processing Corporation in 2002. As such, without some form of clarification in the presentation, it does not appear that a meaningful comparison of similar companies is demonstrated for periods prior to Tier's entry into the electronic payments business. Please revise or advise.

2.   We note your response to prior comment 2.   Although you are not presenting proposals related to the liquidation of some or all of the assets of the company, it would appear that you have presented valuations in order to support your overall platform. Specifically, in support of your nominees' election, you disclose that their election to the Board would cause them to "proactively evaluate all strategic alternatives to unlock the value of the Company's Electronic Payment Processing ("EPP") business for stockholders."   Given your disclosure in the proxy and soliciting materials to date, the valuation information you present would appear to be material to a shareholder's overall voting decision. To ensure that such information is presented in a manner that is useful and to ensure compliance with Rule 14a-9, it would appear that further disclosure is needed to facilitate a shareholder's understanding of the basis for your valuations. Please revise your presentation materials to set forth the basis of and any material assumptions relevant to the interpretation of the valuations presented.

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions